Exhibit 99.2

Waldencast Plc results for the first six months ended June 30, 2023
Business Combination
On July 27, 2022 (the “Closing Date”), Waldencast consummated the business combination ("Business Combination") with Obagi Global Holdings Limited (“Obagi Skincare”) and Milk Makeup LLC (“Milk Makeup”). In accounting for the business combination, Waldencast was deemed to be the accounting acquirer, and Obagi Skincare was deemed to be the predecessor entity for purposes of financial reporting. Under the acquisition method of accounting, Waldencast’s assets and liabilities retained their carrying values and the assets and liabilities associated with Obagi Skincare and Milk Makeup were recorded at their fair values measured as of the Closing Date, which created a new basis of accounting.
Basis of Presentation
Waldencast has prepared the accompanying interim condensed consolidated financial statements pursuant to generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

In accounting for the Business Combination, Waldencast was deemed to be the legal and the accounting acquirer (referred to as the “Successor”), however, Obagi was deemed to be the predecessor entity for financial reporting purposes (referred to as the “Predecessor”). Under the acquisition method of accounting, Waldencast’s assets and liabilities retained their carrying values and the assets and liabilities associated with Obagi and Milk were recorded at their fair values measured as of the acquisition date, which created a new basis of accounting.

This change in accounting basis is represented in the accompanying interim condensed consolidated financial statements by a black line, which appears between the columns entitled Successor and Predecessor in the financial statements. The black line signifies that the consolidated financial statements presented for the Company after the Closing Date (the “Successor Period”) are presented on a measurement basis different from those for the period prior to the Closing Date (the “Predecessor Periods”). As a result of the application of the acquisition method of accounting as of the Closing Date, the financial statements for the Predecessor Periods (which only includes Obagi, including the Obagi China Business, through July 27, 2022) and for the Successor Period (which includes Waldencast and its subsidiaries from July 28, 2022 to December 31, 2022) are presented on a different basis of accounting and are, therefore, not comparable.

Unless the context requires otherwise, the “Company” refers to Obagi for periods prior to the Business Combination and to Waldencast together with its consolidated subsidiaries, as the Successor for periods after the Business Combination.

Restatement of Previously Issued Financial Statements

On July 27, 2022, Waldencast consummated the Business Combination. During the year ended December 31, 2023, management of Waldencast and the audit committee of Waldencast’s Board of Directors (“the Board”), conducted an internal review, with the assistance of legal and accounting advisors, pertaining to certain accounting practices used by Obagi in connection with the recognition of revenue from sales of Obagi products to its Southeast Asia Distributor in Vietnam, transactions with other Obagi distributors, both within and outside the U.S., as well as other accounting issues. Management and the audit committee identified misstatements in the previously issued condensed consolidated financial statements for the six-month period ended June 30, 2022. As a result, the Company has restated the accompanying condensed consolidated balance sheet as of June 30, 2022 and the condensed consolidated statements of operations and comprehensive loss, cash flows, and shareholder’s equity for the six months ended June 30, 2022 from amounts previously reported. See “Item 5. Waldencast’s Operating and Financial Review and Prospects” and "Item 8. Financial Information- Note 2. Restatement and Reclassifications.” in the Company’s 2022 20-F filed with the SEC on January 16, 2024 for more information on the basis and impact of the restatement.

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	As of
	June 30, 2023	December 31, 2022
	Successor	Successor
	(Waldencast)	(Waldencast)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,900	$8,693
Restricted cash	1,470	1,470
Accounts receivable, net	23,870	19,259
Related party accounts receivable	688	285
Inventories	67,719	54,384
Prepaid expenses	3,402	6,273
Other current assets	1,683	679
Total current assets	117,732	91,043
Property and equipment, net	6,958	8,328
Intangible assets, net	611,379	639,165
Goodwill	334,971	334,620
Right-of-use assets, net	15,010	16,384
Other non-current assets	771	535
TOTAL ASSETS	$1,086,821	$1,090,075
LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$32,753	$23,873
Related party accounts payable	265	373
Current portion of lease liability	2,377	2,041
Current portion of long-term debt	55,636	20,095
Other current liabilities (including related party liability of $7,543and $9,914 as of June 30, 2023 and December 31, 2022, respectively	20,899	26,123
Total current liabilities	111,930	72,505
Long-term debt, net	155,163	159,229
Derivative warrant liabilities	17,188	18,311
Long-term lease liabilities	16,750	17,882
Deferred income tax liabilities	17,220	22,250
TOTAL LIABILITIES	318,251	290,177
COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S EQUITY:
Successor Class A ordinary shares, $0.0001 par value, 1,000,000,000 shares authorized; and 87,032,559 and 86,460,560 outstanding as of June 30, 2023 and December 31, 2022, respectively	8	8
Successor Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized; and 20,983,553 and 21,104,225 outstanding as of June 30, 2023 and December 31, 2022, respectively	2	2
Additional paid-in capital	832,564	796,038
Accumulated deficit	(217,232)	(156,780)
Accumulated other comprehensive loss	(65)	(29)
TOTAL CONTROLLING SHAREHOLDERS' EQUITY	615,277	639,239
Noncontrolling interest	153,293	160,659
TOTAL SHAREHOLDERS' EQUITY	768,570	799,898
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	1,086,821	1,090,075

WALDENCAST PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Six Months Ended
	June 30,
	2023	2022
		(As Restated)
	Successor	Predecessor
	(Waldencast)	(Obagi)
Net revenue (including related party net revenue of $3,385 in the Successor period)	$109,338	$68,250
Cost of goods sold (including related party costs of $1,121 in the Successor period)	41,158	29,063
Gross Profit	68,180	39,187
Selling, general and administrative	100,687	49,909
Research and development	2,720	2,133
Loss on impairment of goodwill	—	—
Total operating expenses	103,407	52,042
Operating (loss) income	(35,227)	(12,855)
Interest expense, net	8,850	5,702
Change in fair value of derivative warrant liabilities	(1,122)
Other (income) expense, net	(1,666)	(1,011)
Total other (income) expenses, net	6,062	4,691
Loss before income taxes	(41,289)	(17,546)
Income tax (benefit) expense	(4,509)	96
Net loss	(36,780)	(17,642)
Net loss attributable to noncontrolling interests	(7,366)	—
Net loss attributable to Class A shareholders	$(29,414)	$(17,642)
Net loss per share attributable to Class A Shareholders:
Basic and Diluted	$(4.60)	$(2.21)
Shares used in computing net loss per share:
Basic and Diluted	8,000,002	8,000,002

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